UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES SALE OF TOTAL INTEREST IN MULTIENLACE S.A.
Medellín, Colombia, June 6, 2008
Bancolombia S.A (“Bancolombia”) announces the execution of an agreement whereby it sells 100% of its direct and indirect interest in Multienlace S.A to Stratton Spain S.L. (“Stratton”), equating to approximately 98% of Multienlace S.A. The purchase price is Ps. 105,882.565 million and the sale remains subject to customary closing conditions.
If and when consummated, this transaction will represent a net income of Ps. 57,686 million to Bancolombia and its subsidiaries.
Multienlace S.A. provides business process outsourcing and contact center services to corporate clients. Stratton is a Spanish company that is also a shareholder of Action Line Cordoba S.A. (based in Argentina), and whose investors are a group led by Eton Park Capital Management.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: June 6, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance